Exhibit 99.4

Agreement

Pre-wholesaling Services

between

Theratechnologies Europe Limited

4th Floor | 2 Hume Street | Dublin 2 | D02 DV24

Ireland

and

Loxxess Pharma GmbH

Amberger Str. 1 - 3

82538 Geretsried-Gelting

Germany

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	1

On 23rd of June, 2020

This agreement (the “Agreement”) is made BY and BETWEEN

Theratechnologies Europe Limited whose registered office is located at 4th Floor, 2 Hume Street, Dublin 2, D02 DV24, Ireland with VAT registered under number IE3588622WH, represented by [REDACTED: Name and Title].

Herein after named THA or Client.

AND

Loxxess Pharma GmbH whose registered office is located in Oberheisinger Str. 11, 93073 Neutraubling, Germany , represented by [REDACTED: Name and Title].

Herein after named LOX or Supplier.

RECITALS

WHEREAS, THA is a pharmaceutical company duly authorized by the Irish Health Authorities (hereinafter HPRA, formally named The Health Products Regulatory Authority) as certified in III EXHIBIT – TERRITORY and is or will be Marketing Authorization Holder and/or Local Representative for the Products listed in IV EXHIBIT – PRODUCT LIST / SHIPMENT MODE & SERVICE, and according to the current pharmaceutical regulations, wishes to contract out the provision of the warehousing, picking, shipping, and sales administration services from LOX.

WHEREAS, LOX is a specialist in logistic services provider in the area of warehousing and transport management of all types of pharmaceutical products and has the required capabilities and adequate facilities to undertake the warehousing, picking, transport organization as well as order entry and accounts receivables accounting (invoicing and cash collecting) of such products. LOX is duly authorized by the local pharmaceutical authorities, as it is certified in II EXHIBIT — LOXXESS AUTHORIZATION.

WHEREAS, this Agreement between THA and LOX sets forth the terms and conditions governing LOX’ provisioning, and delivery of Services by LOX to THA and THA’s use of the Services.

WHEREAS all activities of LOX and THA shall be performed independently of each other as independent contractual parties. Nothing in the content of this Agreement or otherwise shall be construed, for any purpose whatsoever, as establishing a position in respect of the one party as a representative, joint venture partner or employee of the other party or as authorizing either of the parties to make any agreements which shall be contractually binding on the other.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	2

WHEREAS none of the parties shall have any rights on counterparty’s trademarks and customers pursuant to the Agreement;

NOW THEREFORE IT IS AGREED, as follows:

1. SCOPE OF AGREEMENT

From the Effective Date (as defined below in clause 1.10) LOX shall provide THA with the services described in this Agreement and further described in the attached V EXHIBIT — SERVICES. LOX shall provide the Services in respect of the products listed in the attached IV EXHIBIT – PRODUCT LIST / SHIPMENT MODE & SERVICE. Exhibit IV may be amended by THA from time to time, by submitting a letter to LOX signed off by the THA Person (or designate) and to be confirmed by LOX. LOX shall render the following Services to THA exclusively in countries listed in III EXHIBIT — TERRITORY for the duration of this Agreement. Exhibit IV may be amended by the Parties from time to time, by submitting a letter to the other Party signed off by one Parties Quality Director/RP, the adapted version of the exhibit will only be valid after it has been countersigned by the other Party.

1.1.	Warehouse Service

a.	The Warehouse Service shall include receiving, storage, picking and despatch of Products as specified in this Section.

b.	THA will forecast and determine inventory levels of the Product(s) required for distribution to customers in the Territory and will deliver those quantities of the Products to the Facility.

c.	It is THA sole responsibility to maintain sufficient stock levels to fulfil customer demand for each Product in the Territory.

d.	THA will liaise with its suppliers to ensure that they adhere to shipment and delivery Specifications for packaging and shipping the Products to LOX.

e.	THA will provide Product quantity data for Products to be received from its suppliers.

f.	LOX shall receive Products from THA suppliers at the Facility after having been informed

I.	unload supplier vehicles and visually check the Products for damage.

II.	check the Products against the shipment paperwork (delivery note/pack list) to confirm the Products and quantities received against the Products and quantities expected and documented.

III.	provide a signature, qualified as necessary, for goods received at the Facility from THA’s suppliers.

IV.	raise and communicate to THA immediately following receipt “Materialzugangsschein” (MZS, Goods-In Reports) for any Products that are:

•	damaged (including photograph of damage if requested); or

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	3

•	not in accordance with the delivery note.

g.	LOX will enter all received Products into LOX’s warehouse management system within [REDACTED: Time Period] of receipt.

h.	THA will receive and act upon “Goods-In Exception Reports” by informing LOX within [REDACTED: Time Period] of the appropriate action to take.

1.2.	Storage and Inventory Management

a.	LOX shall store and handle the Products in accordance with the Specifications established in writing by THA and in accordance with Good Distribution Practice.

b.	LOX shall provide all Products storage mediums, mechanical handling equipment and personnel as required to undertake the Services within this Agreement.

c.

LOX shall perform inventory count of the Products stocked via cycle count and one annual physical inventory counts of the stock without prejudice to THA’s right to make further audits and inventories of the Products in stock at any moment. LOX will in this case provide personnel for the inventory counts on THA cost (see Fees – Special Activities).

d.	LOX shall keep inventory records for [REDACTED: Time Period].

e.

LOX shall provide a warehouse management system for accurately managing at item level the total inventory on an ongoing basis including, Product name, Product code number, lot number, expiration date, receipt date at LOX, Product quantity, location, status and accurately recording the volumes of Product Lost, Product Damaged and the volume of Products despatched by LOX.

1.3.	Picking and packing the products in response to orders

a.	LOX shall receive orders directly from customers in writing (e.g., via fax, email).

b.

Customer orders will be picked, packed and shipped within the time standards established in the Standards of Service (see V EXHIBIT—SERVICES, Clause Erreur ! Source du renvoi introuvable. Erreur ! Source du renvoi introuvable.).

c.	LOX shall pick customer orders from stock using FEFO (first expired first out) method and will confirm all picks in the LOX warehouse management system.

d.	LOX shall provide all consumable materials as required for warehousing and distribution operations (stretch wrap, labels, shipping cases, etc).

e.	LOX shall print all documents related to the Services.

f.	LOX shall assemble orders into despatch configurations of pallet(s) or shipping cases dependent upon order size or customer specification.

g.	LOX shall assign the transport carrier for each shipment according to 1.7.

1.4.	Returns

a.	LOX shall manage Products returns within the Facility and undertake a visual check to identify Products, expiry date and obvious damage.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	4

b.	Any specific/exceptional situation will be evaluated by both parties.

1.5.	Products Recall Information service

a.	LOX will record batches shipped against customer orders where applicable and interrogate and report when requested.

1.6.	Customer Service

The Customer Service shall include receiving orders directly from THA’s customers and replying to customer queries as specified this Clause.

LOX shall maintain the customer data in LOX’s system in accordance with information received from THA.

1.6.1.	Receipt of orders from THA’s customers

a.	Loxxess shall receive written orders from THA’s customers either automatically (i.e. via EDIFACT) or manually (i.e. via fax or email).

b.

For [REDACTED: Territory], LOX shall ensure the customer has the legal and regulatory right to buy the Products. For all other countries it is THA’s responsibility to ensure the authorised customers has the legal and regulatory right to buy the Products. New customers have to be first approved by THA.

c.	LOX shall maintain the price data in the LOX’s system in accordance with information received from THA.

1.6.2.	Management of queries from customers

a.	Queries from customers during normal working hours on a Business Day to be acknowledged within [REDACTED: Time Period] and resolved in a timely manner.

b.	LOX shall respond to proof of delivery queries from THA’s customers.

1.7.	Transport service

a.	LOX will sub-contract transport services for shipments from LOX to THA’s customers to independent, Third Party transport carriers.

b.

The Transport Service shall include the outbound transport service, which means delivery of Products from the Facility to customers; as well as the collection of returns from customers and delivery of returns to the Facility, when required.

c.	LOX shall take reasonable care to ensure that Products are safely and securely loaded onto the vehicles for transport so as to avoid injury to people and damage to the Products.

d.	LOX shall accurately record any delivery problems or incidents.

e.

It is agreed that it will be LOX’s responsibility to organize outbound transportation according to the Quality Agreement and any applicable law and regulation based on the selection of THA. The process will be as follow :

-THA will be responsible for the selection of service for the goods (temperature controlled.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	5

-based on that selection LOX will make if available a recommendation of transport service providers that LOX has qualified and audited (controlled).

-THA will have to select the transport service provider, preferable one proposed by LOX.

1.8.	Finance Service

a.	The Finance Service shall include invoicing, cash collection, reminders and financial reporting.

b.	THA will set the price of the Products and will provide LOX with new and revised/updated price information.

c.	THA will set the invoice payment terms (normally [REDACTED: Time Period]) and will provide LOX with new and revised/updated payment terms.

d.

THA shall retain full legal and beneficial ownership of all the Products until they have been delivered to the customer and title to them has been transferred to the customer within the applicable terms of business and applicable laws. LOX shall not acquire any right, title or interest in any Product as a result of the Agreement.

e.

On THA’s behalf, LOX shall issue invoices in LOX’s name, including VAT if applicable in respect of all Products supplied, each such invoice to be issued on the day of despatch of the Products to the customer in accordance with the payment terms provided by THA.

f.

LOX bears sole responsibility for collecting all debts from customers, however, LOX does not accept responsibility for bad debts and will subsequently recharge THA with respect to any debts which are, in spite of LOX’s reasonable endeavours to collect them, outstanding after [REDACTED: Time Period].

g.	LOX shall store each original invoice.

h.	Monitor payments into bank statement against invoices raised.

i.

Make all reasonable efforts by sending up to three reminders (every [REDACTED: Time Period]) to collect outstanding balances of the payment being due. After this time, any obligations of LOX relating to debt collection will expire and outstanding will be invoiced to THA (Exhibit X).

j.	At the end of each month LOX will issue an invoice to THA for the amount of fee ([REDACTED: Time Period] term of payment after date of invoice).

k.

At the end of each month THA will issue an invoice to LOX for the sum of all invoices arose from LOX to the customers (term of payment: at the end of each month all amounts collected in the month with a payment period of [REDACTED: Time Period] or respectively longer, if THA is offering longer payment periods to its customers).

1.9.	Value Added Services (optional)

a.	Relabelling and repackaging for local market shall include those secondary packaging operations that are routine in the Territory.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	6

b.	Repackaging shall include those secondary or tertiary packaging operations which are carried out on a regular basis according to procedures agreed from time to time between LOX and THA.

c.

Destruction of expired, obsolete or damaged Products shall include physical destruction of the Products by incineration, provision of a certificate of destruction and maintenance of a Product audit trail related to the certificate of destruction.

d.	Samples and promotional materials: if LOX will be entitled to manage samples and promotional materials for THA for the Territory, the services scope will be the same as for sale product.

e.

Recall Service shall include the following activities: LOX, if so instructed by THA shall co-operate in the event of Product recall and to accept the Products returned by customers upon recall or withdrawal by THA. Unless THA instructs otherwise, LOX shall store the Products returned according to the terms and conditions of this Agreement, ensuring that the recalled Products returned are stored separately from other products stored at the Facility. In any case recall service will be done in compliance with any applicable [REDACTED: Territory] regulation.

f.

Evaluation of returns for booking back to stock: LOX will do an extended check of returned goods, based on a specific checklist. The outcome of the check will be submitted to THA, who has to state its approval before boxes can be booked back to stock.

g.	For value added services THA will pay a separate fee based on cost per activity as stated in Exhibit VIII.

1.10.	This Agreement shall commence on 1st of July, 2020 (“Effective Date”).

1.11.	LOX shall refrain from directly shipping and distributing Products out of the Territory.

1.12.	In case of conflict of information between this Agreement and the QTA regarding the description in this clause 1, the QTA will be referenced.

2. REGULATORY REQUIREMENTS

2.1.     LOX will receive from THA the Pharmaceutical and / or health Products agreed at any time. LOX will store them in the warehouse area defined in V EXHIBIT - SERVICES (such area being designed for such purpose) and it will use the necessary operational resources in order to render the Services, according to each Marketing Authorizations approved conditions. LOX shall not change the Warehouse area without prior approval of THA.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	7

2.2.    In providing the Services LOX shall comply with the Good Distribution Practices and all other applicable rules and regulations governing the warehousing, storage, picking and shipment of pharmaceutical products.

2.3.    LOX shall obtain and maintain all regulatory permits and licenses necessary to render the Services in the Territory.

2.4.    LOX shall provide the Services according to the Quality Agreement agreed or to be agreed between the Parties and attached to this Agreement in VIII EXHIBIT – QUALITY AGREEMENT.

2.5.    Furthermore, LOX agrees that it shall not engage in any conduct on THA’s behalf which is in violation of, or potentially in violation of, any applicable Laws in the Territory.

2.6.    The premises used by LOX for the Services shall at any time meet the applicable national and [REDACTED: Territory] rules of the pharmaceutical and/or health laws in force and the remarks received during the inspections developed by the Health Authorities.

2.7.    LOX shall ensure that the storage of the Products of THA is done within the correct range of temperature and other conditions specified by THA for each Product in the Quality Agreement.

3. DELIVERY, LIABILITY AND OWNERSHIP OF THE PRODUCTS

3.1.    Delivery of the Products from the supplier will be arranged by THA itself, and the risk of loss or damage of the Products will remain in THA until delivered at the LOX warehouse as stated in Exhibit IV.

LOX shall be liable against the Replacement Cost (where replacement cost means [REDACTED: Definition of Replacement Cost]) of any Products that have been lost or damaged through the negligence or default of LOX. LOX shall only be liable for Products during the period from [REDACTED: Period of Time].

Loss Allowance for lost or damaged products or Losses means [REDACTED: Percentage] of the total value at Replacement Cost of all the Client’s Products received by the Supplier during a calendar year with a minimum of [REDACTED: Amount]. Losses means costs, claims, demands, liabilities, expenses, damages or losses.

3.2.    THA declares that it is the rightful owner of the Products. THA declares and warranties that the Products do not infringe any third party intellectual properties rights.

3.3.    THA declares and warranties that the Products are manufactured in accordance to the applicable [REDACTED: Territory] GMP and to any applicable law and regulation. THA shall

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	8

indemnify and hold LOX harmless from any damages claims, demands, liabilities, suits or expenses of any kind arising from any personal injury or death arising out defects in the Products.

3.4.    THA confirms that the Products have the appropriate marketing authorizations issued by the MoH or any other competent organization at any time.

3.5.    Non-compliance of any statement contained in the above Clauses 3.2 and 3.3 is and will be of the exclusive responsibility of THA. THA will assume any consequence, exempting LOX from any responsibility in this regard.

3.6.    Title to all Products handled by LOX pursuant to this Agreement shall remain at all times with THA and shall not pass to LOX under any circumstances. All goods shall at all times be considered as property owned by THA while such goods are located in any LOX warehouse or otherwise stored under this Agreement.

4.	LIABILITY AND INSURANCE

General Principles

4.1.    Except as provided in this Agreement, and taking into account the Loss Allowance, LOX shall be liable to THA for the loss, damage or destruction of any Products as a result of defective performance of the Services, provided that such loss, damage or destruction are a consequence of intention or gross negligence of LOX. LOX’s liability in accordance to this article 4.1 shall be at Replacement Cost (as defined in clause 4.2) of such Products (excluding VAT) in the applicable Territory.

For the liability for Products during the internal handling caused by Supplier German Law 467 ff HGB (‘Handelsgesetzbuch’) will be applied. In all cases calculation base are Replacement Cost. Supplier’s maximum liability of risk of loss or damage to the Products during handling is [REDACTED: Amount] per occurrence as long as the below mentioned maximum is not reached. For inventory discrepancies the maximum liability of the Supplier is [REDACTED: Amount] per occurrence and [REDACTED: Amount] taking into account the Loss Allowance as long as the below mentioned maximum is not reached.

The maximum aggregate liability of either Party arising out of this Agreement, whether in tort or for breach of contract or otherwise (excepting as a consequence of wilful misconduct or gross negligence of the Client or of the Supplier as provided for above; in case of gross negligence only the above mentioned maximum apply for the Supplier) shall be limited to the Fees (excluding transport fees) due and payable by the Client to the Supplier in the first [REDACTED: Time Period] following the Effective Date or any subsequent [REDACTED: Time Period] period.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	9

Neither party shall be liable to the other for any loss of profits, loss of goodwill or reputation or other remote, consequential or pure economic loss.

4.2.    LOX shall prepare and THA shall review the aggregation of the volume of Product Write-Off in respect of each Year at the end of that Year. Where the aggregate Product Write-Off, after taking in account positive stock deviations, of that Year is negative, LOX shall pay to the Client an amount equal to the Replacement Cost, but only to the extent that the value in that Year at Replacement Costs of such negative Product Write-Off is greater than the Loss Allowance. Replacement Cost is the actual cost to THA of manufacturing or purchasing a replacement for the Product and transportation to the relevant Distribution Centre. Where THA itself does not manufacture the Products but purchases it from an Affiliate, the Product Cost means the transfer price excluding any mark-up of the Products from that Affiliate to THA and where it purchases the Products from a third party, then the Product Cost means the purchase price paid by THA, THA having used all reasonable endeavours to mitigate its loss and to obtain the best price commercially available to it. Exceptions are cases in which due to reasons which are not in caused by the Supplier and which influence the marketability (i.e. due to expiry dates or official measures) lower costs have to be assumed.

4.3.     LOX shall be responsible for physical protection of Products against tampering and more generally from any access by non-authorized personnel or third parties during the products stay in LOX warehouse and from logistic platform to the final customer including all intermediate.

4.4.    LOX shall not be liable for damages caused by terrorist actions, these being defined as the use of violence or threats by an individual or an organisation against the Government or the general public.

4.5.    LOX will not be liable for damages, claims or losses caused by THA’s negligence.

4.6.    In case Suppliers engages 3rd party providers to fulfil further tasks based on request of THA (i.e. IT providers), Supplier’s liability is clearly and entirely limited to the liability of the 3rd party provider to Supplier. Supplier has to share information about liability with Client.

4.7.    Subject to the other provisions in this Agreement, and in particular, but not limited to clauses 4.1 above during the Term the Supplier will at its own cost procure and maintain:

(a)	Public Liability Insurance with limits of not less than [REDACTED: Amount] per occurrence

(b)	Employer’s Liability Insurance with a limit of not less than [REDACTED: Amount] or the relevant statutory limit (whichever is the higher) per occurrence;

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	10

(c)	Liability Insurance for risk of loss or damage to the Products during handling with limits of not less than [REDACTED: Amount] per occurrence.

(d)	Liability Insurance for inventory discrepancies with limits of not less than [REDACTED: Amount] per occurrence and [REDACTED: Amount] per anno.

Products in Transport

4.8.     In case Supplier selects a 3rd party transport provider, the Supplier’s liability is clearly and entirely limited to the selection of a freight forwarder that is suitable for the collection and forwarding of shipments of Client’s Products from the Supplier’s Warehouse to the recipients as required for this contract. The evidences have to be produced by Client. In case 3rd party transport provider is defined by Client, Supplier’s liability is clearly and entirely excluded.

Due to the above-mentioned exclusion of liability, Supplier will transfer its titles to insurance benefits to the Client or its insurance, provided that damage has been caused at the Clients freight and that the freight forwarded allows a transfer of title. For each claim there will be a handling charge for Loxxess.

Alternatively, in cases where the freight forwarder does not allow a transfer of title, Supplier will administrate the regress. In this case Clients agrees, to accept the result of the regress (charged according to time spend based on the fees for special services).

4.9.    The Client acknowledges that it is responsible for insuring the Products at its own expense during transit. It is client’s choice to have Products in inbound and outbound insured above and beyond the insurance coverage provided by law at Client cost. Inbound and outbound deliveries will be insured by Client itself if deemed necessary and are not part of the insurance coverage by Supplier.

Products in LOX’s Warehouse

4.10.    LOX is responsible for the correct storage of the Products belonging to THA, for the state of conservation of such Products and for strict compliance with current legislation concerning storage of pharmaceuticals and health products. Notwithstanding the foregoing, THA shall maintain insurance throughout the Term of the Agreement with a reputable insurer of reputable financial standing covering:

a)

The Client acknowledges that it is responsible for insuring the Products at its own expense. The Client asked the Supplier to have the Stock insurance of the Products covered via the Suppliers insurance. Therefore the Supplier shall take out a property insurance for clients products during the storage at Suppliers facility for fire, aircraft crash, explosion, lightning (FLEXA), earthquake, hail, storm, flood, burst pipes (incl. Sprinkler leakage), burglary, consequential accidental environment damages and give LOX a waiver of subrogation. This insurance should also cover related additional costs of cleanup, demolition works, disposal costs of the stored products, extinguishing

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	11

devices and environment. The Client is asked to inform the Supplier until the [REDACTED: Time Period] regarding the stock value (incl. changes) (value basis product costs) declaration basis month end of the foregone month. The details of the coverage and limits can be provided to Client upon request.

b)

Product and general liability insurance to cover any loss, cost, expense, liability, action, demand, claim or proceeding in respect of bodily injury to or illness or death to a third party and or damage to third party property in the minimum sum each and every loss for occurrences during the Term which may lead to a claim.

4.11.    THA shall produce to LOX, on request, copies of all insurance policies referred to in clause 4.7 and 4.8 or other evidence confirming the existence and extent of the cover given by such policies together with receipts or other evidence of payment of the latest premiums due under those policies

4.12. LOX and THA shall not take or fail to take any reasonable action, or permit anything to occur in relation to it, which would entitle an insurer to refuse to pay any claim under the policies required by this clause or cause of the above mentioned insurance policies to be invalidated or avoided.

4.13. For each claim there will be a handling charge for Loxxess.

Claims procedure

4.14.    In case THA becomes aware of damaged or lost Products, the following procedure shall apply: THA will submit to LOX’s Customer Service Department a claim letter which must include the details regarding the damaged / lost Products, as well as the sale invoice that evidences the claimed amount. THA shall send the claim letter within [REDACTED: Time Period] after THA became aware of the accident, and it may be done by means of an e-mail containing scanned documents.

THA acknowledges that it is responsible for insuring the Products at its own expense where LOX is not liable for their loss or damage under clause 4.8 and 4.10.

4.15. LOX or it’s landlord shall during this Agreement keep the warehouse building properly and sufficiently insured against fire, storm, water and earthquake.

5. SERVICE FEE

5.1.     In return of the Services being provided by LOX under this Agreement, THA shall pay a service fee (the “Service Fee”) as detailed in VI EXHIBIT – SERVICE FEE to this Agreement.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	12

5.2.    The above mentioned Service fee as well as separate fees for other services will be subject to automatic annual adjustments, based on the percentage change in the Producer Price Index for ‘Storage’ for the Storage and ‘Warehousing’ for all other services by reference to the Retail Price Index published by the German Federal Statistical Office, such increases or decreases not to take place more than once a year and the first such increase or decrease not to take place earlier than the first anniversary of this Agreement. In the case of 3rd party transport providers, increases will be passed on at cost in full at time of increase.

5.3.    All Fees shall be exclusive of any value added tax when applicable.

5.4.    Any uncontested amounts payable under this Agreement shall be due and payable within [REDACTED: Time Period] after issue of [REDACTED: Time Period] invoice to which the amount relates.

5.5.    Neither Party shall have the right to set off any amounts due from it under this Agreement against any amounts due to it whether under this Agreement or otherwise.

5.6.    In the event of any delay in payment, LOX shall have the right to specify an annual interest on arrears, which shall be due and payable monthly, in an amount of [REDACTED: Percentage] percentage points above the basic interest rate.

5.7.    The prices stated in VI EXHIBIT – SERVICE FEE are exclusive of V.A.T or any taxes that become effective during this Agreement.

5.8.    In good faith, both parties agree to hold an assessment period of [REDACTED: Time Period] from the Effective Date. THA agrees to pay the Fees for the Services (including the agreed upon minimum charges) in accordance with the provisions of VI EXHIBIT – SERVICE FEE. The quantities of Products to be managed by LOX as part of the Services represent the best forecast that THA could reasonably make according to the market conditions at the time this Agreement was executed and such figures are provided to LOX in good faith. In the event that the quantities vary from the forecast by more than [REDACTED: Percentage], the Fees may be reviewed by both parties in good faith and by written amendment to this agreement.

5.9.    If the Client fails to pay any uncontested amount payable by it under this Agreement and Client has been repeatedly informed about the situation by Supplier by sending three reminders, Supplier shall be entitled to stop providing its services until Client has paid overdue items. The validity of this agreement will not be affected by this measurement Client obligation to pay will persist. Moreover Supplier can request upfront payment for its services in case of no payment.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	13

6. TERM.

6.1     The term of this Agreement shall commence on the “Effective Date” stated on Article 1.10 of this Agreement and shall continue in full force and effect for an initial term of one year (the “Initial Term”). After the Initial Term the Agreement will automatically be renewed for additional one-year terms, unless either party, at least [REDACTED: Time Period] prior to the expiration of the Initial Term or any renewal term, gives written notice of termination.

6.2     During the Term the Client agrees that it shall not obtain services analogous to the Services in relation to the Products in the Territory from any other supplier.

7 RECORDS AND REGISTERS

7.1 LOX will keep [REDACTED: Time Period] record storage on the IT system after the expiry date of the batch, for a minimum of [REDACTED: Time Period]. The information stored will be related to the destination of the shipments, dates and respective batch numbers.

7.2 Registers of batch distribution, which should be validated, will contain the information stated by the pharmaceutical regulations in force whenever applicable according to law. This information will be at THA’s disposal on request, the same working day requested, and within a term up to [REDACTED: Time Period].

7.3 LOX and THA commit to run electronic communication by means of data file transmission in order to exchange information related to the object of the present Agreement.

7.4 Both parties will subscribe to the corresponding Information Transfer Agreement included in Exhibit Erreur ! Source du renvoi introuvable..

8 AUDITS AND INVENTORIES

8.1 During the term of this Agreement, THA shall have the right to perform (i) quality audit per year (ii) once per year inventory of its stored goods.

8.2 LOX shall maintain complete and accurate records as evidence to support LOX’s charges hereunder.

8.3 The dates for these audits should have been previously agreed by both parties. Each party shall bear its own costs in connection with such audits.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	14

8.4 In addition to the mentioned audits, THA will be able to carry out any control, count or quality audit at any time. The expenses of these audits will be charged using the agreed tariffs at the moment of execution.

8.5 These actions should be communicated to LOX with at least [REDACTED: Time Period] prior notice, and they will be done at LOX warehouse within working hours and days.

9 INFORMATION EXCHANGE AND CONFIDENTIALITY, AND IT SUPPORT CONTROL

See VII EXHIBIT - INFORMATION TRANSFER AND CONFIDENTIALITY AGREEMENT.

10 OTHER SERVICES

10.1 THA could entrust LOX special services not included in present agreement, such as special storage, destruction, handling, packaging or additional administrative tasks.

10.2 A written request will be addressed to LOX detailing the additional service required. LOX will answer the request with the procedure to apply and quotation if required.

10.3    THA and LOX will previously agree on the operational procedure to apply.

11 TRANSPORT AGREEMENT

11.1     It is THA’s responsibility to select the optimal transport solution for its products to comply with GDP regulations and all relevant regulations of pharmaceutical products deliveries. LOX will manage and monitor the transportation solution selected by THA.

11.2    General Conditions of Transport Services

11.2.1	The present conditions are applicable to the contracted services unless a specific agreement has been reached for a particular product or service.

11.2.2	Service will be provided in labour working days from Monday to Friday, except complementary services contracted for delivery and/or pick up on Saturdays.

11.2.3

LOX will endeavour to have the products delivered by the transport company in a timely manner (normal next day regular service Monday to Friday ca. [REDACTED: Percentage] delivered next day or Monday). It will not be considered as a non-fulfilment of the delivery term if the delivery has not been possible due to receiver’s absence, change of address, unpaid amounts, closure

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	15

due to vacations, second delivery attempt, force majeure, acts of Nature or other circumstances not attributable to LOX.

11.2.4

Managing of claims will be done via written communication from THA, within the next [REDACTED: Time Period] from the claim received and containing facts sufficient to identify the shipment(s) of property involved including transport documents and delivery receipts.

12    PAYMENT CONDITIONS

12.1    LOX shall issue its invoices for the Services on a monthly basis.

12.2    THA shall pay all correctly issued invoices within [REDACTED: Time Period] from the date of invoice.

13 TERMINATION

13.1    Either Party shall be entitled to terminate this Agreement with immediate effect by written notice to the other if:

(a)    the other Party commits any continuing or material breach of any of the provisions of this Agreement and, in the case of such a breach which is capable of remedy, fails to remedy the breach within thirty [REDACTED: Time Period] of being notified of such breach;

(b)    the other enters liquidation either compulsory or voluntary (save for the purpose of reconstruction or amalgamation without insolvency) or if a receiver or an administrator is appointed in respect of the whole or any part of its assets (or if any petition for the appointment of such receiver or administrator is presented to any court) or if it makes an assignment for the benefit of, or composition with, its creditors generally or threatens to do any of these things or if it undergoes any analogous occurrence under foreign law;

13.2    For the purposes of clause 13.1 (a) a breach shall be considered capable of remedy if the breaching Party can comply with the provision in question in all respects other than as to the time of performance.

13.3    Any failure to pay any uncontested amount within [REDACTED: Time Period] of its due date shall be considered a material breach of this Agreement.

13.4    This Agreement may be terminated at any time with the written agreement of the Parties.

13.5    Upon the termination or expiration of this Agreement LOX shall, at the request of THA with reasonable notice deliver to THA:

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	16

(a) a status report on the Services at the date of termination or expiry;

(b) all THAs Products;

(c) all THAs information, including without limitation customers’ information and sales data, independently of its form (including, but not limited to, any reproduction, notes and summaries, print-outs or copies of information stored in electronic or computerized systems), save that LOX may alternatively delete or destroy any of THA’s information in electronic form or embodied in any document or material created by LOX or its Affiliates, after confirmation that THA has received such, and shall certify such deletion or destruction. Any such destruction will adhere to any country regulation pertaining to its storage tenure and destruction. Notwithstanding the foregoing, LOX may retain one copy of THA’s information in the files of legal counsel solely for archival purposes.

13.6    In the event that notice is given to terminate so that the current Term is not fulfilled, then the full fees until end of the Term (or minimum charges whichever is the higher) as set out in VI EXHIBIT – SERVICE FEE will be invoiced by LOX to THA. However, this does not apply if THA terminates the Agreement according to this section 13.1 a) or b), section 17, or if a THA’s affiliate succeed to this agreement or sign a new agreement with LOX for similar services on conditions to be defined.

13.7    LOX is not obliged to forward orders which LOXs receives after termination to the THA. Within [REDACTED: Time Period] after termination LOX shall promptly inform respective customers if LOX still receives orders (the Fees for Special Services apply as listed in VI EXHIBIT – SERVICE FEE, specifying to such customers an appropriate contact person at THA or THA’s designee.

In case LOX receives returns concerning THA’s products after termination, LOX shall document their receiving and forward them to THA (the Fees for returns and transport apply as listed in VI EXHIBIT – SERVICE FEE).

Invoice copies and books to be retained by legal terms will be stored at LOXs warehouse at THA’s cost during the Term. In case of termination, LOX might have to store such records for any legally required period, with storage costs for the remaining years invoiced to THA for the remaining years at once in full upfront and as per the costs set down in VI EXHIBIT – SERVICE FEE.

13.8    Upon the termination or expiration of this Agreement THA shall at the request of the LOX return to LOX with reasonable notice all LOX information, independently of its form (including, but not limited to, any reproduction, notes and summaries, print-outs or copies of Information stored in electronic or computerized systems), save that THA may alternatively delete or destroy any LOX information in electronic form or embodied in any document or material created by LOX or its Affiliates, and shall certify such deletion or destruction; any such destruction will adhere to and take into account any country regulation pertaining to its storage tenure and destruction. Customer information and Sales data of THA’s products will not have to be returned to LOX or

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	17

deleted. Notwithstanding the foregoing, THA may retain one copy of LOX information in the files of legal counsel solely for archival purposes.

13.9    Any waiver by either Party of a breach of any provision of this Agreement shall not be considered as a waiver of any subsequent breach of the same or any other provision.

13.10    The rights to terminate this Agreement given by this clause shall not prejudice any other right or remedy of either Party in respect of the breach concerned (if any) or any other breach.

13.11    Upon the termination of this Agreement for any reason, subject as otherwise provided in this Agreement and to any rights or obligations which have accrued prior to termination, neither Party shall have any further obligations to the other under this Agreement.

14. TRADEMARKS

14.1    LOX shall not have itself registered as the owner of THA’s trademarks or names, nor shall it apply for any registration which might conflict with THA’s trademarks and names; furthermore, LOX shall not interfere in any other way whatsoever with such trademarks and names; except in each case with the consent of THA.

14.2    LOX undertakes to use neither the name nor the trademarks of THA in its advertising unless required to do so by law.

14.3    THA warrants that the goods are marketable in the European Union and that they hold appropriate product licences for all goods.

15 SEVERABILITY

In the event any court or agency of competent jurisdiction determines that any portion of this Agreement is void or unenforceable, the remainder of this Agreement shall continue unaffected.

16 ASSIGNMENT

This Agreement may not be transferred or assigned, either totally or in part, by either of the parties hereto, to any third party, without the prior written consent of the other party, except that Principal may sub-contract any obligations it has upon approval of Distributor as long as it continues to be responsible for the performance of these obligations.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	18

17 FORCE MAJEURE EVENT

17.1    In this Agreement, “force majeure” shall mean any cause preventing either Party from performing any or all of its obligations which arises from or is attributable to acts, events, omissions or accidents beyond the reasonable control of the Party so prevented.

17.2    If either Party is prevented or delayed in the performance of any of its obligations under this Agreement by force majeure, that Party shall forthwith serve notice in writing on the other Party specifying the nature and extent of the circumstances giving rise to force majeure, and shall, subject to service of such notice, have no liability in respect of the performance of such of its obligations as are prevented by the force majeure events during the continuation of such events, and for such time after they cease as is necessary for that Party, using its best efforts, to recommence its affected operations in order for it to perform its obligations.

17.3    If either Party is prevented from performance of its obligations for a continuous period in excess of [REDACTED: Time Period], either Party may terminate this Agreement forthwith on service of written notice upon the Party so prevented, in which case neither Party shall have any liability to the other except that rights and liabilities which accrued prior to such termination shall continue to subsist.

17.4    The Party claiming to be prevented or delayed in the performance of any of its obligations under this Agreement by reason of force majeure shall use its best efforts to bring the force majeure event to a close or to find a solution by which the agreement may be performed despite the continuance of the force majeure event.

17.5    Force majeure may not excuse any failure to pay any amount when due under this Agreement.

18 REGULATORY AUTHORITIES

18.1. This Agreement shall be governed by the laws of Germany.

18.2. All disputes or claims of any sort arising from or relating to this Agreement, or the validity or breach thereof, shall first be discussed by the Parties hereto, who shall try to settle the dispute among themselves. Should they fail to agree, both parties agree to submit themselves to the jurisdiction of the Courts of Munich/Germany, renouncing expressly to any other jurisdiction that could concern them.

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	19

19 STATEMENT OF EXHIBITS

I        EXHIBIT – CLIENTS AUTHORIZATION

II       EXHIBIT – LOXXESS AUTHORIZATION

III      EXHIBIT – TERRITORY

IV      EXHIBIT – PRODUCT LIST / SHIPMENT MODE & SERVICE

V       EXHIBIT – SERVICES

VI      EXHIBIT – SERVICE FEE

VII     EXHIBIT – INFORMATION TRANSFER AND CONFIDENTIALITY AGREEMENT

VIII    EXHIBIT – QUALITY AGREEMENT

IX      EXHIBIT – CONTACT LISTS

All modification or supplement to the contract or its exhibits will be valid only in written and duly signed in all its pages by both parties.

Executed in two original counterparts,

Date: July 9, 2020	Date: July 20, 2020

Signed: /s/ Conor Walshe	Signed: /s/ Helmut Müller-Neumayr

General Manager	Managing Director

Theratechnologies Europe Limited	Loxxess Pharma GmbH

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement	23/06/2020	20

EXHIBITS

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement Exhibits	23/06/2020	1

I.         EXHIBIT – CLIENTS AUTHORIZATION

[REDACTED: Clients Authorization]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit I	1

II.         EXHIBIT - LOXXESS AUTHORIZATION

[REDACTED: Loxxess Authorization]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit II	1

III.         EXHIBIT - TERRITORY

[REDACTED: Territory]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit III	1

IV.         EXHIBIT – PRODUCT LIST / SHIPMENT MODE &

SERVICE

[REDACTED: Product List / Shipment Mode & Service]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit IV	1

V.         EXHIBIT - SERVICES

[REDACTED: Services]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit V	1

VI.         EXHIBIT – SERVICE FEE

[REDACTED: Service Fee]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit VI	1

VII.     EXHIBIT - INFORMATION TRANSFER AND

CONFIDENTIALITY AGREEMENT

[REDACTED: Information Transfer and Confidentiality Agreement]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit VII	1

VIII.     EXHIBIT – QUALITY AGREEMENT

[REDACTED: Quality Agreement]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit VIII	1

IX.     EXHIBIT - CONTACT LISTS

[REDACTED: Contact Lists]

Theratechnologies Europe Limited-Loxxess Pharma GmbH Agreement 23/06/2020	Exhibit IX	1